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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pacific Internet Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number)
Khaw Kheng Joo
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Telephone : (65) 6441-1213
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With copies to:

Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161
September 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y66183107	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MediaRing Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		4,056,163 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,056,163 shares

WITH	10	SHARED DISPOSITIVE POWER:

-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,056,163 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.71% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2

SIGNATURE
EXHIBIT INDEX
EX-4 Notice of Requisition to the Board of Directors of the Company from MediaRing dated September 15, 2006.
EX-5 Announcement by MediaRing dated September 16, 2006.

Page 3 of 6 Pages
This Amendment No. 2 amends the Schedule 13D previously filed by MediaRing Ltd (“MediaRing”) with the Securities and Exchange Commission (“SEC”) on July 21, 2006, as amended by Amendment No. 1 to the Schedule 13D filed by MediaRing with the SEC on July 24, 2006 (as amended, the “Statement”), with respect to the ordinary shares (the “Ordinary Shares”) of Pacific Internet Limited (the “Company”), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented to include the following new paragraphs:
     Between July 24, 2006 and July 29, 2006, MediaRing purchased 99,501 Ordinary Shares on the Nasdaq market at an average purchase price of $9.50 per Ordinary Share, or an aggregate purchase price of $945,259.50.
     As of the close of business on September 15, 2006, MediaRing beneficially owned 4,056,163 Ordinary Shares which were purchased for an aggregate purchase price of approximately $36,442,525.93. The source of funds used by MediaRing to purchase such Ordinary Shares was available working capital.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
     MediaRing has been and continues to be in discussions with the Company with regards to the appointment of its two nominees as directors of the Company.
     MediaRing has on September 15, 2006 sent a notice of requisition to the Board of Directors of the Company, requesting the Board of the Company to convene a shareholders’ meeting to appoint two of MediaRing’s nominees, its Director, Mr. Koh Boon Hwee, and its Chairman, Mr. Walter J. Sousa, as directors of the Company. Both Mr. Koh and Mr. Sousa have extensive experience in the telecommunications industry and MediaRing believes that they will be able to add value to the future growth of the Company. MediaRing’s letter to the Board of the Company is attached hereto as Exhibit 4, and incorporated by reference herein.
     MediaRing’s requisition was in response to the requisition by Vantage Corporation Limited (“Vantage”), another significant shareholder of the Company, to remove the current directors of the Company, including all directors appointed after September 8, 2006, and to elect each of the persons who are currently directors of the Company. MediaRing also requested that the Company convene a single shareholders’ meeting for the purpose of considering resolutions proposed by both Vantage and MediaRing in the event that the shareholders’ meeting requisitioned by Vantage is convened and its proposed resolutions result in the removal of any appointed MediaRing nominees. An announcement by MediaRing is attached hereto as Exhibit 5, and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and supplemented by deleted paragraph (a) and replacing it with the following:
     (a) As of the close of business on September 15, 2006, MediaRing beneficially owned 4,056,163 Ordinary Shares which constitute approximately 29.71% of the Ordinary Shares outstanding.

Page 4 of 6 Pages
The aggregate percentage of the outstanding Ordinary Shares reported as beneficially owned by MediaRing is based upon 13,652,694 Ordinary Shares outstanding as of July 31, 2006, based on information provided to MediaRing by the Company. To the knowledge of MediaRing, no person named on Schedule A hereto owns any Ordinary Shares as of September 15, 2006.

Item 7.	Material to be Filed as Exhibits
Exhibit 4.	Notice of Requisition to the Board of Directors of the Company from MediaRing dated September 15, 2006.

Exhibit 5.	Announcement by MediaRing dated September 16, 2006.

Page 5 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 19, 2006

MediaRing Ltd
By	/s/ Khaw Kheng Joo
Name:	Khaw Kheng Joo
Title:	Director and Chief Executive Officer

Page 6 of 6 Pages
EXHIBIT INDEX
Exhibit 4. Notice of Requisition to the Board of Directors of the Company from MediaRing dated September 15, 2006.

Exhibit 5. Announcement by MediaRing dated September 16, 2006.